UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)*

THE ARISTOTLE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

040448201
(Cusip Number)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): GENEVE CORPORATION	

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]

3.	SEC USE ONLY	

4.	SOURCE OF FUNDS WC	

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,279,971
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,279,971
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,279,971	

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.6%	

14.	TYPE OF REPORTING PERSON CO	

*SEE INSTRUCTIONS

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

   SIC SECURITIES CORP.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                          (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)   [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

	7.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		225,000
	8.	SHARED VOTING POWER
		0
	9.	SOLE DISPOSITIVE POWER
		225,000
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    225,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

14. TYPE OF REPORTING PERSON

    CO

*SEE INSTRUCTIONS

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     NASCO HOLDINGS, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                             (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     WISCONSIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,000,000
	10.	SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,000,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.5%

14. TYPE OF REPORTING PERSON

     CO

*SEE INSTRUCTIONS

1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    EDWARD NETTER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                              (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

    OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)   [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

	7.	SOLE VOTING POWER
NUMBER OF		16,279,971
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		
PERSON WITH		16,279,971
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,279,971

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    90.6%

14. TYPE OF REPORTING PERSON

    IN

*SEE INSTRUCTIONS

This Amendment No. 23 to the Schedule 13D, dated January 9, 1998, as amended (the "Statement") is being made to add Nasco Holdings, Inc. ("NHI"), SIC Securities Corp.("SIC Securities") and Edward Netter ("EN") as filing persons to the Statement.

Item 1. Security and Issuer.

The undersigned, Geneve Corporation ("Geneve"), NHI, SIC Securities and EN, hereby supplement and amend the Statement, filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), with principal executive offices at 96 Cummings Point Road, Stamford, Connecticut 06902, as follows (reference is made to the Statement for previously reported facts).

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a)-(c)   This Statement is being filed by Geneve, NHI, SIC Securities and EN (each a "Reporting Person" and, collectively the "Reporting Persons").

As of October 8, 2009, the Reporting Persons are the beneficial owners of, in the aggregate, 16,279,971 shares of Common Stock, representing 90.6% of the outstanding shares of the Company's Common Stock.

Geneve is a Delaware corporation. The address of the principal business and principal office of Geneve is 96 Cummings Point Road, Stamford, Connecticut 06902. Geneve is a private diversified financial holding company. The executive officers and directors of Geneve and their principal occupations and business addresses are set forth on Schedule I hereto and incorporated herein by reference in this Item 2.

NHI is a Wisconsin corporation. The address of the principal business and principal office of NHI is 96 Cummings Point Road, Stamford, Connecticut 06902. NHI is a private financial holding company. The executive officers and directors of NHI and their principal occupations and business addresses are set forth on Schedule II hereto and incorporated herein by reference in this Item 2.

SIC Securities is a Delaware corporation. The address of the principal business and principal office of SIC Securities is 96 Cummings Point Road, Stamford, Connecticut 06902. SIC Securities is a private financial holding company. The executive officers and directors of SIC Securities and their principal occupations and business addresses are set forth on Schedule III hereto and incorporated herein by reference in this Item 2.

EN's principal business address is 96 Cummings Point Road, Stamford, Connecticut 06902. EN's principal occupation is Chairman and Chief Executive Officer of Geneve.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

(d)-(e) During the last five years, none of the Reporting Persons or any of the other persons identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported as being held by Geneve, NHI and SIC Securities were acquired from working capital funds.

Item 4. Purpose of the Transaction .

Item 4 of the Statement is hereby amended and supplemented to add the following:

On August 24, 2009, Geneve, NHI, SIC Securities and LRTA, Inc., a recently formed entity owned by Geneve, NHI and SIC Securities, filed a Schedule 13E-3 (the "Schedule 13E-3") with the Securities and Exchange Commission announcing its intention to effect a short-form merger (the "Merger") under Section 253 of the Delaware General Corporation Law (the "DGCL") upon the consummation of which Geneve, NHI and SIC Securities will own all of the outstanding equity interests in the Company.

On October 5, 2009, Amendment No. 1 to the Schedule 13E-3 was filed amending certain items contained in the initial filing ("Amendment No. 1"). In connection with the filing of Amendment No. 1, the Reporting Persons determined to file a joint Schedule 13D; the Statement is hereby amended to reflect the joint filing by the Reporting Persons of the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)-(b) The aggregate percentage of the shares of Common Stock reported owned by each Reporting Person is based upon 17,962,875 shares of Common Stock outstanding, which is the total shares of Common Stock outstanding as of August 10, 2009, as reported in the Company's Form 10-Q for the quarter ended June 30, 2009 as filed with the Securities and Exchange Commission on August 14, 2009.

As of October 8, 2009, Geneve, NHI, SIC Securities and EN beneficially owned 16,279,971, 15,000,000, 225,000 and 16,279,971 shares of Common Stock, respectively, constituting 90.6%, 83.5%, 1.2%, and 90.6% of the outstanding shares of Common Stock, respectively.

Geneve is the direct controlling stockholder of NHI, and the indirect controlling stockholder of SIC Securities; in addition, Geneve is the direct owner of 1,054,971 shares of Common Stock, constituting 5.9% of the outstanding shares of Common Stock. Geneve beneficially owns the 16,279,971 shares of Common Stock collectively owned by Geneve, NHI and SIC Securities, representing 90.6% of the shares of Common Stock outstanding. Geneve has sole voting and dispositive power with respect to the 16,279,971 shares of Common Stock collectively owned by Geneve, NHI and SIC Securities.

As the direct controlling stockholder of Geneve, and the indirect controlling stockholder of each of NHI and SIC Securities, EN beneficially owns the 16,279,971 shares of Common Stock collectively owned by Geneve, NHI and SIC Securities, representing 90.6% of the shares of Common Stock outstanding.

Steven B. Lapin, an executive officer and director of each of Geneve and NHI, and a director of SIC Securities, beneficially owns 195,665 shares of Common Stock.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c) There have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following:

(i)   Joint Filing Agreement, dated October 8, 2009, among Geneve Corporation, Nasco Holdings, Inc., SIC Securities Corp. and Edward Netter.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: /s/Steven B. Lapin
Steven B. Lapin
President and Chief Operating Officer

NASCO HOLDINGS, INC.

By: /s/Steven B. Lapin
Steven B. Lapin
President

SIC SECURITIES CORP.

By: /s/Steven B. Lapin
Steven B. Lapin
Vice President

/s/Edward Netter
Edward Netter

October 8, 2009

SCHEDULE I

Directors and Executive Officers of Geneve Corporation

Name and Position	Principal Occupation	Principal Business Address
Edward Netter Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Steven B. Lapin Director and President and Chief Operating Officer	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Roy T.K. Thung Executive Vice President	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

SCHEDULE II

Directors and Executive Officers of Nasco Holdings, Inc

Name and Position	Principal Occupation	Principal Business Address
Edward Netter Chairman	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Steven B. Lapin Director and President	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Roy T.K. Thung Vice President and Director	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

SCHEDULE III

Directors and Executive Officers of SIC Securities Corp.

Name and Position	Principal Occupation	Principal Business Address
Edward Netter President	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Steven B. Lapin Vice President and Director	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902
Roy T.K. Thung Vice President and Director	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

Exhibit (i)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file with the Securities and Exchange Commission jointly on behalf of each of them the Statement on Schedule 13D with respect to the securities of The Aristotle Corporation to which this Joint Filing Agreement is attached as an exhibit (including any and all amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of October 8, 2009.

GENEVE CORPORATION

By: /s/ Steven B. Lapin
Steven B. Lapin
President and Chief Operating Officer

NASCO HOLDINGS, INC.

By: /s/ Steven B. Lapin
Steven B. Lapin
President

SIC SECURITIES CORP.

By: /s/ Steven B. Lapin
Steven B. Lapin
Vice President

/s/ Edward Netter
Edward Netter